UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13D-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FreeSeas Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Y26496102

(CUSIP Number)

Ion G. Varouxakis
c/o FreeSeas Inc.
10, El. Venizelou (Panepistimiou) Street

106 71 - Athens, Greece

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. Y26496102	Page 2 of 8

1	NAMES OF REPORTING PERSONS

Ion G. Varouxakis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

4,400,134(1)
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

4,400,134(1)
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,400,134(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.8%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Reflects (i) 502,940 shares owned by The Mida’s Touch S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis (“The Mida’s Touch”); (ii) 40,000 shares owned by Mr. Varouxakis; and (iii) 3,857,194 shares owned by Free Bulkers S.A., a Marshall Islands corporation wholly owned by Mr. Varouxakis (“Free Bulkers”).

(2) Calculated on the basis of 12,659,042 shares outstanding as of October 12, 2012.

CUSIP No. Y26496102	Page 3 of 8

1	NAMES OF REPORTING PERSONS

The Mida’s Touch S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

502,940
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

502,940
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

502,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(3) Calculated on the basis of 12,659,042 shares outstanding as of October 12, 2012.

CUSIP No. Y26496102	Page 4 of 8

1	NAMES OF REPORTING PERSONS

Free Bulkers S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,857,194
	8	SHARED VOTING POWER

-0-
	9	SOLE DISPOSITIVE POWER

3,857,194
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,857,194
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

(4) Calculated on the basis of 12,659,042 shares outstanding as of October 12, 2012.

CUSIP No. Y26496102	Page 5 of 8

ITEM 1.	SECURITY AND ISSUER

Title of Class of Securities

Common Stock $.001 par value (the “Common Stock”)

Name and Address of Issuer

FreeSeas Inc. (the “Issuer”)

10, El. Venizelou (Panepistimiou) Street

106 71 - Athens, Greece

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Ion G. Varouxakis, The Mida’s Touch, S.A. (“The Mida’s Touch”) and Free Bulkers S.A. (“Free Bulkers”). The Mida’s Touch and Free Bulkers are corporations organized under the laws of the Republic of the Marshall Islands that are wholly owned by Mr. Varouxakis. Accordingly, Mr. Varouxakis may be deemed for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (“Rule 13d-3”), to be the beneficial owner of the Shares owned by The Mida’s Touch and Free Bulkers.

The principal business of The Mida’s Touch is investing in securities on behalf of Mr. Varouxakis. The principal business of Free Bulkers is to provide technical management services to vessels, including the Issuer’s fleet.

Mr. Varouxakis is a citizen of Greece. The principal business of Mr. Varouxakis is acting as the Chief Executive Officer, President and Chairman of the Board of the Issuer. The principal business address of each of Mr. Varouxakis, The Mida’s Touch and Free Bulkers is 10, El. Venizelou (Panepistimiou) Street, 106 71 - Athens, Greece.

During the past five years none of Mr. Varouxakis, The Mida’s Touch and Free Bulkers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds for the acquisition of the Common Stock by Mr. Varouxakis and The Mida’s Touch was the personal funds of Mr. Varouxakis. The shares of Common Stock acquired by Free Bulkers were issued as compensation to Free Bulkers under the vessel management agreement between Free Bulkers and each of the Issuer’s subsidiaries.

ITEM 4.	PURPOSE OF TRANSACTIONS

The Common Stock issued to Free Bulkers was intended to reimburse Free Bulkers for management fees due to it from the Issuer. Mr, Varouxakis is holding the shares acquired for investment purposes.

Except as set forth above, Mr. Varouxakis has no present plans or proposals which relate to or would result in the occurrence of any of the events described in Items 4 (a) through (j) of Schedule 13D.

CUSIP No. Y26496102	Page 6 of 8

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) As the sole shareholder of The Mida’s Touch and Free Bulkers, Mr. Varouxakis may be deemed to have sole voting and dispositive power over the Shares owned by The Mida’s Touch and Free Bulkers for purposes of Rule 13d-3 and may be deemed to be the beneficial owner of 4,400,134 Shares representing approximately 34.8% of the outstanding shares of Common Stock the Issuer, calculated on the basis of 12,659,042 shares of Common Stock outstanding as of October 12, 2012.

The Mida’s Touch beneficially owns and exercises sole voting and dispositive power over 502,940 shares of Common Stock.

Free Bulkers beneficially owns and exercises sole voting and dispositive power over 3,857,194 shares of Common Stock.

(c) In October 2012, the Issuer issued a total of 2,196,500 shares of Common Stock to Free Bulkers as compensation under the management services agreement currently in place between the Issuer’s subsidiaries and Free Bulkers.

None of Mr. Varouxakis, The Mida’s Touch or Free Bulkers effected any other transactions in any class of equity securities of the Issuer in the sixty days prior to the filing of this statement.

(d) Inapplicable.

(e) Inapplicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Exhibit Description

1	Joint Filing Agreement dated October 23, 2012 among Mr. Ion G. Varouxakis, The Mida’s Touch S.A. and Free Bulkers, S.A.

CUSIP No. Y26496102	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated October 23, 2012	/s/ Ion G. Varouxakis
Ion G. Varouxakis

THE MIDA’S TOUCH, S.A.

	By:	Ion G. Varouxakis
Name: Ion G. Varouxakis Title: President

FREE BULKERS, S.A.

	By:	Ion G. Varouxakis
Name: Ion G. Varouxakis Title: President

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated October 23, 2012 (including amendments thereto) with respect to the Common Stock of FreeSeas, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated October 23, 2012	/s/ Ion G. Varouxakis
Ion G. Varouxakis

THE MIDA’S TOUCH, S.A.

	By:	Ion G. Varouxakis
Name: Ion G. Varouxakis Title: President

FREE BULKERS, S.A.

	By:	Ion G. Varouxakis
Name: Ion G. Varouxakis Title: President